EXHBIT 99.1

02/CAT/20


FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Monday 20 May 2002

For Further Information Contact:

Cambridge Antibody Technology             Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233                 Tel: +44 (0) 20  7950 2800
Peter Chambre, CEO                        Kevin Smith
John Aston, Finance Director              Graham Herring
Rowena Gardner, Head of Corporate
Communications

                                          BMC Communications/The Trout Group
                                          (USA)
                                          Tel: 001 212 477 9007
                                          Brad Miles, ext 17 (media)
                                          Brandon Lewis, ext.15 (investors)

       CAMBRIDGE ANTIBODY TECHNOLOGY INTERIM RESULTS FOR THE SIX MONTHS
                             ENDED 31 MARCH 2002

o    Highlights

o Abbott makes regulatory submissions in the US and Europe for marketing approval of D2E7 (adalimumab) as a treatment for rheumatoid arthritis.
o Good Phase II trial twelve-month follow-up results of CAT-152 (lerdelimumab) as post-operative treatment to prevent scarring after combined surgery to treat glaucoma and a cataract
o    CAT-192 awarded orphan drug status
o    Product co-development alliance
     signed with AMRAD
o Three exclusive therapeutic licences granted: HGSI, Immunex
o    Peter Chambre appointed as new CEO
o    CAT buys out royalty obligations to
     DRC
o Loss before tax for the six months ended 31 March 2002 of (pound)10.1 million
o    Cash and liquid resources at 31 March 2002 of (pound)147.3 million


Professor Peter Garland, CAT's Chairman, said, "In the first six months of the year CAT has made further progress in a number of areas. The CAT-derived human monoclonal antibodies in clinical development, both proprietary and collaborator-funded, continue to progress. This, together with the signing of a product co-development collaboration with Amrad and a licensing agreement with Incyte, reflects the Company's commitment to building significant long-term value in its world-leading pipeline of therapeutic antibodies."

o          CAMBRIDGE ANTIBODY TECHNOLOGY INTERIM RESULTS FOR THE SIX
                          MONTHS ENDED 31 MARCH 2002

The last six months has been another period of progress for the Company with the first CAT-derived human monoclonal therapeutic antibody having been submitted for regulatory review by Abbott Laboratories. The product pipeline has continued to grow, with a further six CAT-derived products undergoing clinical trials, giving the Company a leading position in the discovery and development of human therapeutic antibodies. We have also recently received encouraging data from clinical trials of CAT-152.

In April, Peter Chambre joined CAT as CEO. His previous experience in senior management roles at Celera Genomics and Bespak will enable him to lead the transition of CAT to a product focused bio-pharmaceutical company.

o Clinical development pipeline - CAT-funded/Co-funded
There is continuing progress with CAT's own product pipeline.

Enrolment continues in the European Phase II/III clinical trials of CAT-152 (lerdelimumab) a human anti-TGF(beta)2 monoclonal antibody being developed as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma (primary trabeculectomy). Further trials in Europe and South Africa are being planned, and it is anticipated that recruitment in these trials will start in the fourth quarter of this financial year. In addition, we have initiated discussions with the US Food & Drug Administration (FDA) regarding US clinical trials.

In May 2002, encouraging twelve month follow-up results of a 56 patient Phase II clinical trial of CAT-152 used in conjunction with phakotrabeculectomy (combined surgery to treat glaucoma and cataract), were presented at the Association for Research in Vision and Ophthalmology (ARVO) annual meeting. The results support findings from the earlier clinical trial of CAT-152 in trabeculectomy, and demonstrate that the benefits of CAT-152 treatment have become apparent with longer term follow-up: patients treated with CAT-152 achieved lower intraocular pressure (IOP) and fewer needed to return to topical medication.

CAT has also announced that, following receipt of a number of expressions of initial interest from potential partners, it has commenced a process of assessment and investigation of marketing strategies for CAT-152.

CAT-192, a human anti-TGF(beta)1 monoclonal antibody developed as a potential treatment for a variety of scarring and fibrotic conditions, continues to progress in trials. Genzyme, CAT's collaborator for CAT-192, is enrolling patients into Phase I/II studies to evaluate CAT-192 as a potential therapy for diffuse scleroderma. The product has been granted Orphan Drug Status in both the US and Europe for scleroderma.

CAT-213, a human anti-eotaxin1 antibody with the potential to treat allergic disorders, demonstrated a good safety profile in Phase I trials presented at the British Pharmacological Society (BPS) meeting in December 2001. During the period, CAT completed patient recruitment and treatment in a Phase I/II trial to test CAT-213 as a treatment for allergic rhinitis. CAT anticipates announcing preliminary results during the fourth quarter of this financial year. o o Clinical development pipeline - collaborator funded There are a number of programmes in which CAT's collaborator is responsible for pre-clinical and clinical development and for which CAT receives milestones and royalties on product sales.

D2E7 (adalimumab), the human monoclonal antibody that neutralises TNF(alpha) being developed and marketed by Abbott for rheumatoid arthritis, has completed its Phase III studies. In April 2002, Abbott simultaneously submitted a Biologics Licence Application (BLA) to the US FDA and a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA). Some of the Phase III results (on which the regulatory submissions are based) and further Phase II data will be presented at the European League Against Rheumatology (EULAR) meeting in June 2002.

Abbott is also planning to develop and market D2E7 in Crohn's disease, psoriatic arthritis and psoriasis. Trials in Crohn's disease are scheduled to begin by the third quarter of this calendar year and psoriatic arthritis/psoriasis programmes are also planned.

J695, a human anti-IL-12 monoclonal antibody being developed by Abbott and Genetics Institute, also continues to progress in Phase II clinical trials. J695 is being studied as a treatment for various autoimmune diseases including rheumatoid arthritis and Crohn's disease.

Human Genome Sciences Inc. (HGSI) continues Phase I clinical trials of LymphoStat-B(TM), an antibody raised against B-Lymphocyte Stimulator (BLyS) and developed initially in collaboration with CAT. This trial is studying the safety of LymphoStat-B(TM) in patients with systemic lupus erythematosus.

In January 2002 HGSI exercised an option for an exclusive licence on a human monoclonal antibody to TRAIL-R1, a receptor that is expressed on a number of solid tumours and tumours of hematopoietic origin, developed in collaboration with HGSI. Pre-clinical data presented at the American Association for Cancer Research (AACR) annual meeting in April 2002 show the anti-TRAIL-R1 antibody has anti-tumour activity. Since period end, HGSI has been granted regulatory clearance to commence Phase I clinical trials in the US in patients with advanced cancer.

o    Research pipeline
There are currently four CAT-derived products in pre-clinical development, either at CAT, or with collaborators. In addition there are ten projects in the Company's discovery and development programme, both proprietary and collaborator funded.

It was announced today that HGSI has exercised an option for an exclusive licence to a human monoclonal antibody to TRAIL-R2, a receptor protein in the tumour necrosis family and expressed on a number of solid tumours. The anti-TRAIL-R2 antibody, developed in collaboration with HGSI has entered pre-clinical development at HGSI and early pre-clinical data were presented at the AACR in April 2002.

In January 2002, Immunex exercised one of its exclusive licence options granted under an agreement signed in December 2000. This allows Immunex the right to develop and commercialise human monoclonal antibodies specific for an undisclosed disease target. CAT received a licence fee and will obtain milestone and royalty payments on any antibody-based therapeutics commercialised by Immunex.

In December 2001, CAT entered a product development collaboration with Amrad to discover and develop jointly therapeutic antibodies that neutralise the receptor for granulocyte-macrophage colony stimulating factor (GM-CSF Receptor), a potential drug target in the development of rheumatoid arthritis. CAT and Amrad are co-funding all development through to completion of Phase II studies, at which point CAT will have primary responsibility for development and commercialisation. Amrad has the option either to receive milestone and royalty payments from CAT or to participate jointly with CAT in further development and commercialisation.

In October 2001, CAT signed an agreement with Merck & Co., Inc. for the research and development of products specific for a key target involved in disease mediated by HIV. Merck is providing proprietary technology and experience in HIV biology and CAT is providing its proprietary human phage antibody libraries. Merck receives exclusive rights to prophylactic and therapeutic products developed in collaboration with CAT against the specified viral target. CAT has received an upfront technology access fee from Merck, and is entitled to receive clinical development milestones and royalties on the sale of products that result from the alliance.

In December 2001 CAT entered a licensing agreement with Incyte, providing CAT with access to Incyte's LifeSeq(R) Gold database and to high quality, sequence-verified human cDNA clones and rights to use this information for therapeutic antibody product development including a number of exclusive therapeutic antibody license options. This agreement, together with that signed with HGSI in March 2000, provides CAT with a source of potential drug targets.

o    Intellectual property
CAT has major patents granted in the key territories of the world. During the period this estate has been extended with a divisional of the Company's McCafferty patent granted by the European Patent Office in January 2002.

In March 2002, the District Court in Washington DC issued its formal ruling that MorphoSys does not infringe CAT's Griffiths patent (US 5,885,793). The decision was based on the method by which the MorphoSys' library is derived:
CAT has filed a notice of appeal to the Federal Circuit on this decision. It is anticipated that the hearing will take place in the first half of 2003.

May 2003 has been proposed as the date for the legal actions in which CAT claims that MorphoSys infringes its Winter II patent and two of the Winter/Lerner/Huse patents. In the legal action brought by MorphoSys in respect of CAT's US McCafferty patent, a date for the preliminary `Markman Hearing' has been set for July 2002. The date for the Trial has been set for February 2003.

o    Drug Royalty Corporation
On 2 May 2002, CAT bought out its royalty obligations to Drug Royalty Corporation of Canada (DRC) for C$14 million ((pound)6.2 million), satisfied by the issue to DRC of 463,818 CAT shares (representing approximately 1.3% of CAT's issued share capital). This means that CAT will no longer pay DRC royalties on revenues. The buy-back right was negotiated at the time of CAT's offer to acquire the whole of DRC.

In January, CAT announced a recommended offer for the whole of DRC at C$3.00 per DRC share, payable in CAT shares. In March, a competing all cash offer was made by Inwest Investments Ltd of Canada (Inwest), equating to C$3.05 per DRC share; the DRC board shifted its recommendation to this offer in preference to the CAT offer. In April the Inwest offer for DRC succeeded. This triggered CAT's right to buy back its royalty interest, as described above.

Operations
CAT's plans to consolidate its operations on one site are on schedule, with remaining employees due to relocate to a new building at Granta Park at the end of this year. The Company employed 269 staff on 31 March 2002 and CAT plans to increase staff numbers to approximately 300 by the end of the financial year.

o    Financial results

CAT made a loss after taxation for the six months ended 31 March 2002 of (pound)9.1 million (six months ended 31 March 2001 (H1) (pound)4.2 million (restated); six months ended 30 September 2001 (H2) (pound)7.6 million.) Net cash outflow before financing for the period was (pound)10.7 million (H1 - (pound)3.3 million outflow; H2 - (pound)11.0 million outflow). Cash and liquid resources at 31 March 2002 amounted to (pound)147.3 million (31 March 2001 (pound)168.0 million; 30 September 2001 (pound)156.7 million).

Turnover in the period was (pound)4.9 million (H1- (pound)3.4m (as restated); H2 - (pound)3.7 million). This included a milestone payment from HGSI with the initiation of LymphoStat-B Phase I clinical trials. Turnover included (pound)0.9 million of revenues (principally licence fees) released which have previously been deferred under the Group's policy for revenue recognition. Revenue was also generated under ongoing collaborations for research and development services with HGSI, Wyeth-Ayerst, Pharmacia and Merck.

Recurring revenues, representing contract research revenues and income from licensing arrangements entered into as at 30 September 2001, were (pound)3.5 million in the current period.

Operating costs for the period amounted to (pound)18.3 million (H1 - (pound)12.3 million; H2 - (pound)15.5 million). External development costs have increased in line with increased activity on CAT's own clinical trials, particularly CAT-152, and on partnered programmes. Staff and infrastructure costs have risen with the growth in staff numbers, from 247 at 30 September 2001 to 269 at the current period end, and the additional premises leased at Granta Park. Spend in the period on patent litigation, including patent oppositions, was (pound)0.5 million compared to (pound)1.2 million for the six months ended 31 March 2001. These costs are expected to rise significantly as CAT prepares for the MorphoSys trial set for early 2003. General and administration expenses include (pound)1.2 million of costs incurred in the six months ended 31 March 2002 relating to the offer for DRC (comparative periods - none).

During the period the Group accrued interest receivable on its cash deposits of (pound)3.4 million (H1 - (pound)4.9 million; H2 - (pound)4.4 million) reflecting the reduced level of cash and liquid resources held in interest bearing securities and the recent lower interest rates available.

During the period, the Group recognised a tax credit of (pound)0.9 million following submission of a claim based on research and development expenditure in a prior accounting period. Additions to tangible fixed assests for the period were (pound)2.4 million (H1 - (pound)1.6 million; H2 - (pound)2.2 million), principally due to the purchase of a significant amount of laboratory equipment. In addition, costs associated with the construction of CAT's new premises at Granta Park were incurred during the period. These costs will increase substantially as the majority of the fit out costs for the new premises will be incurred in the second half of the financial year.

The addition to intangible fixed assets represents the Incyte LifeSeq(R) licence which was capitalised as an intangible asset in the first quarter and for which the first payment has now been made.

Outlook
Operating costs are expected to increase in the second half of the year as the CAT-152 clinical trials develop further and staff numbers head towards 300, reflecting further increases in activity levels across all areas of the Company.

Capital expenditure for the year is expected to approach (pound)10.0 million excluding the purchase of the Incyte LifeSeq(R) licence.

A significant increase in cash outflow is expected in the second half of the year as external research and development expenditure and staff costs continue to build, and capital expenditure, particularly expenditure on the new facilities, increases. Taking into account additional expenditure incurred on the acquisition of the Incyte licence and the DRC bid the average monthly net cash burn for the year as a whole is expected to be at the upper end of the range of (pound)2.5 million to (pound)3.0 million per month previously indicated.

Auditors
Following a competitive tendering process, the Board has appointed Deloitte & Touche as the Group's auditors following the resignation of Arthur Andersen. Shareholders will have the opportunity to vote on the appointment of Deloitte & Touche at the next Annual General Meeting. The Board of Directors is fully committed to ensuring that the Group's auditors maintain complete independence and objectivity.



CONSOLIDATED PROFIT AND LOSS ACCOUNT
(Unaudited)

                                                       US$ Proforma     Six months     Six months    Year ended
                                                         six months       ended 31       ended 31  30 September
                                                           ended 31     March 2002     March 2001          2001
                                                         March 2002                      restated
                                                              $'000    (pound)'000    (pound)'000   (pound)'000

Turnover                                                      6,914          4,852          3,401         7,121
Direct costs                                                    (91)           (64)          (233)        (351)
                                                      ----------------------------------------------------------
Gross profit                                                  6,823          4,788          3,168         6,770

Research and development expenses                           (19,611)       (13,762)        (9,216)      (21,393)
General and administration expenses                          (6,438)        (4,518)        (3,034)       (6,443)
                                                      ----------------------------------------------------------
Operating loss                                              (19,226)       (13,492)        (9,082)      (21,066)

Interest receivable (net)                                     4,879          3,424          4,931         9,295
                                                      ----------------------------------------------------------
Loss on ordinary activities before taxation                 (14,347)       (10,068)        (4,151)      (11,771)
Taxation on loss on ordinary activities                       1,311            920              -             -
                                                      ----------------------------------------------------------
Loss for the financial period                               (13,036)        (9,148)        (4,151)      (11,771)
                                                      ----------------------------------------------------------

Loss per share - basic and diluted (pence)                                   25.7p          11.8p         33.3p



                                      6




CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(Unaudited)


                                                                US$     Six months     Six months    Year ended
                                                           Proforma       ended 31       ended 31            30
                                                         six months     March 2002     March 2001     September
                                                           ended 31                                        2001
                                                         March 2002
                                                              $'000    (pound)'000    (pound)'000   (pound)'000

Loss for the financial period                              (13,036)        (9,148)        (4,151)      (11,771)
(Loss) / profit on foreign exchange translation                (87)           (61)            (3)             1
                                                      ----------------------------------------------------------
Total recognised loss                                      (13,123)        (9,209)        (4,154)      (11,770)
                                                      ==========================================================
Prior year adjustment                                                                                   (6,594)
                                                                                                   -------------
Total recognised losses since last annual report and                                                   (18,364)
financial statements
                                                                                                   =============
This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.



                                      7





CONSOLIDATED BALANCE SHEET
(Unaudited)

                                                                US$       As at 31       As at 31      As at 30
                                                           Proforma     March 2002     March 2001     September
                                                           as at 31                      restated          2001
                                                         March 2002

                                                              $'000    (pound)'000    (pound)'000   (pound)'000
Fixed Assets
Intangible assets                                            12,054          8,459          4,261         4,075
Tangible fixed assets                                        10,814          7,589          5,651         6,642
Investments                                                     306            215              -             -
                                                      ----------------------------------------------------------
                                                             23,174         16,263          9,912        10,717
                                                      ----------------------------------------------------------
Current Assets
Debtors                                                       8,479          5,950          4,128         4,940
Investment in liquid resources                              205,516        144,222        167,246       156,228
Cash at bank and in hand                                      4,416          3,099            779           585
                                                      ----------------------------------------------------------
                                                            218,411        153,271        172,153       161,753
Creditors
Amounts falling due within one year                        (18,965)       (13,309)        (9,247)       (8,335)
                                                      ----------------------------------------------------------
Net current assets                                          199,446        139,962        162,906       153,418
                                                      ----------------------------------------------------------
Total assets less current liabilities                       222,620        156,225        172,818       164,135
Creditors
Amounts falling due after more than one year               (11,096)        (7,787)        (9,488)       (8,085)
                                                      ----------------------------------------------------------
Net Assets                                                  211,524        148,438        163,330       156,050
                                                      ==========================================================

Capital and Reserves
Called-up share capital                                       5,090          3,572          3,538         3,546
Share premium account                                       279,812        196,359        194,689       195,017
Other reserve                                                19,168         13,451         13,451        13,451
Profit and loss account                                    (92,546)       (64,944)       (48,348)      (55,964)
                                                      ----------------------------------------------------------
Shareholders' funds - all equity                            211,524        148,438        163,330       156,050
                                                      ==========================================================




This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

                                      8





CONSOLIDATED CASH FLOW STATEMENT
(Unaudited)


                                                                US$     Six months     Six months    Year ended
                                                         Six months       ended 31       ended 31  30 September
                                                           ended 31     March 2002     March 2001          2001
                                                         March 2002                      restated
                                                              $'000    (pound)'000    (pound)'000   (pound)'000

Net cash outflow from operations                           (15,484)       (10,866)        (5,937)      (19,150)
                                                      ----------------------------------------------------------

Returns on investments and servicing of finance
Interest received                                             5,815          4,081          4,282         8,322
                                                      ----------------------------------------------------------

Taxation                                                          -              -              -             -

Capital expenditure and financial investment
Purchase of fixed assets                                    (5,603)        (3,932)        (1,647)       (3,485)
Sale of fixed assets                                              -              -              2             4
                                                      ----------------------------------------------------------
                                                            (5,603)        (3,932)        (1,645)       (3,481)
                                                      ----------------------------------------------------------

Net cash outflow before management of liquid               (15,272)       (10,717)        (3,300)      (14,309)
resources and financing
                                                      ----------------------------------------------------------

Management of liquid resources                               17,109         12,006       (10,744)           274
                                                      ----------------------------------------------------------

Financing
Issue of ordinary shares                                      1,949          1,368         15,044        15,380
                                                      ----------------------------------------------------------

Increase in cash                                              3,786          2,657          1,000         1,345
                                                      ==========================================================


This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Basis of preparation
These interim financial statements have been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2001 with the exception that the Company has adopted FRS19 "Deferred Tax" in order to comply with the latest UK accounting standards. This has no effect on either the current period or prior periods. The results for the six months ended 31 March 2001 have been restated to take account of the Company's revised accounting policy for the recognition of turnover as explained in the note below.

These interim financial statements do not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Results for the six-month periods ended 31 March 2002 and 31 March 2001 have not been audited. The results for the year ended 30 September 2001 have been extracted from the statutory financial statements, which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

Convenience translation
The consolidated financial statements are presented in pounds sterling. The consolidated financial statements as of and for the period ended 31 March 2002 are also presented in United States Dollars as proforma financial information. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1: US$1.425, the noon buying rate as of 29 March 2002. No representation is made that the amounts could have been or could be converted into United States Dollars at this or any other rate.

o    Prior Year Adjustment
The Group policy for recognising turnover was changed during the year ended 30 September 2001 in accordance with emerging best practise in the UK. Under the revised policy, where contractual performance is incomplete despite the Group having received non-refundable payments, revenue is only recognised to the extent that the Group has performed its obligations and such performance has resulted in benefits accruing to the customer.

The effects of the change in this accounting policy for the six months ended 31 March 2001 are summarised below:

                                                                 Six months
                                                                   ended 31
                                                                 March 2001
                                                                (pound)'000
Consolidated Profit and Loss Account
Turnover:
Revised accounting policy                                             3,401
Previous accounting policy                                            6,628
                                                                -----------
Increase in loss                                                    (3,227)
                                                                -----------
Consolidated Balance Sheet
Increase in creditors:
Amounts falling due within one year - deferred income               (1,611)
Amounts falling due after more than one year - deferred             (8,210)
income
                                                                -----------
Decrease in net assets                                              (9,821)
                                                                ===========

DRC offer costs

General and administration expenses include (pound)1.2 million of costs incurred in the six months ended 31 March 2002 relating to the offer for DRC (comparative periods - none).

o    Loss per share
The loss per ordinary share and fully diluted loss per share are equal because the Group is sustaining losses. The calculation is based on the following, for the six months ended 31 March 2002, the six months ended 31 March 2001 and the year ended 30 September 2001 respectively. Losses of (pound)9,148,000, (pound)4,151,000 (as restated), and (pound)11,771,000. Weighted average number of shares in issue of 35,533,453, 35,209,153 and 35,313,260. The company has 35,724,656 ordinary shares in issue and a total of 1,468,499 ordinary shares under option as of 31 March 2002.



Reconcilation of operating loss to operating cash outflow


                                                                US$     Six months     Six months    Year ended
                                                           Proforma       ended 31       ended 31  30 September
                                                         six months     March 2002     March 2001          2001
                                                           ended 31                      restated
                                                         March 2002
                                                              $'000    (pound)'000    (pound)'000   (pound)'000



Operating loss                                             (19,226)       (13,492)        (9,082)      (21,066)
Depreciation in the period                                    2,036          1,429          1,001         2,146
Amortisation of intangible assets                               507            356            187           373
Loss on disposal of fixed assets                                  -              -              1             1
Increase in debtors                                         (1,064)          (747)           (27)         (515)
Increase / (decrease) in creditors                            2,263          1,588          1,983          (89)
                                                      ----------------------------------------------------------
Net cash outflow from operations                           (15,484)       (10,866)        (5,937)      (19,150)
                                                      ==========================================================




INDEPENDENT REVIEW REPORT TO Cambridge Antibody Technology Group plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 31 March 2002 which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes but excludes the proforma information. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2002.


Deloitte & Touche
Chartered Accountants
Leda House
Station Road
Cambridge
CB1 2RN

20 May 2002

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Six CAT-derived human therapeutic antibodies are at various stages of clinical trials, with a seventh CAT-derived antibody, D2E7, having been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott , Amrad, Elan, Genzyme, Human Genome Sciences, Immunex, Merck & Co, Pharmacia and Wyeth-Ayerst.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.



Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.




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